 Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early. We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

						Three Months Ended
	Year Ended December 31,					March 31,
	2007	2008	2009	2010	2011	2011	2012

Net Income (loss) from continuing operations	$67,598	$77,691	$82,111	$58,436	$52,606	$(5,913)	$26,084
Interest Expense (1)	44,092	39,746	39,075	90,602	86,899	20,710	30,704

Net income (loss) before fixed charges	111,690	117,437	121,186	149,038	139,505	14,797	56,788

Capitalized interest	110	160	141	22	139	1	12
Interest expense (1)	44,092	39,746	39,075	90,602	86,899	20,710	30,704

Total fixed charges	44,202	39,906	39,216	90,624	87,038	20,711	30,716

Earnings / Fixed Charge Coverage Ratio	2.5x	2.9x	3.1x	1.6x	1.6x	*	1.8x

(1) Includes interest refinancing costs and amortization of deferred financing costs.